                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   For the fiscal year ended December 31, 1995


                                       OR

               [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the transition period from _______ to _______

COMMISSION FILE NUMBER:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      STB SYSTEMS, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               STB SYSTEMS, INC.
                          1651 North Glenville Drive
                           Richardson, Texas  75081

                              REQUIRED INFORMATION


     The following financial statements and forms are furnished with this Form 11-K Annual Report for the STB Systems, Inc. 401(k) Savings Plan (the "Plan"):

     1. Statement of Net Assets Available for Plan Benefits for the Plan's Calendar Years Ending December 31, 1994 and 1995.

     2. Statement of Changes in Net Assets Available for Plan Benefits for the Plan's Calendar Year Ending December 31, 1995.

     3. Item 27a (Schedule of Assets Held for Investment Purposes as of December 31, 1995) (Schedule 1).

     4. Item 27d (Schedule of Reportable Transactions for the Plan's Calendar Year Ended December 31, 1995).

     Each of the statements set forth in items 1 through 4 above has been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
- -----------------------------------------------------------------------------


                                               December 31,
                                          ----------------------
                                            1995          1994
                                          ---------     --------
ASSETS

Investments (Note 3)                      $ 873,853     $573,988
Participant notes receivable                 12,654        5,643
                                          ---------     --------
Net assets available for plan benefits    $ 886,507     $579,631
                                          ---------     --------
                                          ---------     --------















                The accompanying notes are an integral
                   part of the financial statements.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
- -----------------------------------------------------------------------------


                                                       Year Ended
                                                      December 31,
                                                          1995
                                                      ------------
Additions to net assets:
 Participant contributions                              $242,553
 Employer contributions                                   35,677
 Investment income:
   Unrealized gains                                       82,234
   Interest income                                         8,008
 Other                                                     1,948
                                                        --------
                                                         370,420
                                                        --------

Deductions from net assets:
 Distributions paid to participants                       63,544
                                                        --------

                                                          63,544
                                                        --------
Net increase in net assets available for plan benefits   306,876
                                                        --------
Net assets available for plan benefits:
 Beginning of year                                       579,631
                                                        --------
 End of year                                            $886,507
                                                        --------
                                                        --------









           The accompanying notes are an integral
              part of the financial statements.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the STB Systems, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan, established in 1991, is a nondiscriminatory defined contribution plan for all employees of the Company who have completed six months of credited service and elect to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), and has been amended to incorporate legislative changes required by the various tax acts enacted since 1984.

     CONTRIBUTIONS

     Eligible employees may elect to make contributions to the Plan by means of compensation reductions of up to 15% of their compensation. Employees may allocate their contributions to investment options in 1% increments. The Company matches 25% of each dollar of employee tax deferred contributions up to a maximum of 4% of each employee's annual pay.

     PARTICIPANTS' ACCOUNTS

     Participants' accounts are credited with the participants' contributions and an allocation of (a) the Company's contribution and (b) Plan earnings.

     VESTING OF CONTRIBUTIONS

     Participants' contributions to the Plan are 100% vested at all times. Employer contributions to the Plan are vested in accordance with a Plan document schedule based on the participant's length of service with the Company. The schedule provides for full vesting after five years of credited service.

     INVESTMENT OPTIONS

     Eligible participants have five investment options including a Fixed Income option, a Balanced option, a Growth stock option, an Aggressive Growth option, and a Bond option.

     On February 14, 1995, participants in the Plan were granted a one-time option to reallocate existing participant investment accounts to purchase STB Systems, Inc. common stock in conjunction with the Company's initial public offering which became effective February 14, 1995.

     The assets from a predecessor custodian remain with New England Company as custodian and are included in Plan assets. These assets are a prior fixed income option. No further contributions can be made to this investment option.

     Participants may change their investment options daily.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------

     PAYMENT OF BENEFITS

     In the event of a participant's termination of employment, retirement, disability, or death, the participant or beneficiary may elect to receive an amount equal to the vested value of their account in either a lump-sum or periodic payments of substantially equal installments at least annually. At December 31, 1995, $6,076 remained in the Plan which related to an employee who withdrew from the Plan during 1995.

     PARTICIPANT NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. All loans are required to be repaid within five years unless the loan is to be used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%. Principal and interest are repaid through payroll deductions.

     FORFEITED ACCOUNTS

     At December 31, 1995, forfeited nonvested accounts totaled $1,869.
     These funds were held in a Money Market account at December 31, 1995 and will be used to reduce future employer contributions.

     EXPENSES OF ADMINISTERING THE PLAN

     The Company pays expenses incurred in the administration of the Plan, except for expenses relating to assets held by New England Company which are paid by the participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. Assets are stated at market value; unrealized appreciation and depreciation of the assets are reflected in the asset balances. Gains or losses on investments are realized at the time of sale.

     FEDERAL INCOME TAXES

     Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore believes the trust is exempt from taxation under Section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan in October, 1993. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt, and participants are not taxed on their benefits until withdrawn from the Plan.

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------

     Management is unaware of any variations in the operations of the Plan from the terms of the Plan document as amended. The Plan has complied with the fidelity bonding requirements of ERISA.

     VALUATION OF SECURITIES

     Valuation of securities is based on the last recorded sales price at year-end, as reported by the principal security exchange on which the security is traded. Securities transactions are recorded on a trade-date basis.

     RECOGNITION OF INTEREST INCOME

     Interest is recognized on an accrual basis.

     DETERMINATION OF UNREALIZED GAIN OR LOSS ON INVESTMENTS

     Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

     REPORTABLE TRANSACTIONS

     For the Plan year 1995, the reportable transactions as defined in Item 27d and Part V of Form 5500 are listed in Schedule II, page 13.

3.   INVESTMENTS

     Investments are maintained by Nationwide Mutual Insurance Company as custodian, except for assets from a predecessor custodian which are held by New England Company.

     Investments representing 5% or more of net assets available for plan benefits at December 31, 1995 were as follows:

                                                     Fair
             Fund Description                       Value
           ------------------------                --------
           Company common stock                    $ 72,618
           Fidelity Magellan                        303,152
           Fidelity Puritan                         179,722
           Bond Fund of America                      46,141
           Fixed Fund                                77,654
           Twentieth Century Growth                  95,903
           New England Guaranteed                    96,794

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------

     Investments representing 5% or more of net assets available for plan benefits at December 31, 1994 were as follows:

                                                     Fair
             Fund Description                       Value
           ------------------------                --------
           Fidelity Magellan                       $191,516
           Fidelity Puritan                         121,024
           Bond Fund of America                      29,287
           Nationwide Guaranty                       40,439
           Twentieth Century Growth                  89,146
           New England Guaranteed                   102,576

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY INVESTMENT OPTIONS AT DECEMBER 31, 1995
- -----------------------------------------------------------------------------

                                COMPANY                                           TWENTIETH     NEW
                        TOTAL   COMMON   FIDELITY  FIDELITY  BOND FUND   FIXED     CENTURY    ENGLAND    MONEY    LOAN
                        PLAN     STOCK   MAGELLAN  PURITAN   OF AMERICA   FUND      GROWTH   GUARANTEED  MARKET  ACCOUNT
                      --------  -------  --------  --------  ----------  -------  ---------  ----------  ------  -------
ASSETS
  Investments         $873,853  $72,618  $303,152  $179,722    $46,141   $77,654   $95,903    $96,794    $1,869  $     -
  Participant notes
   receivable           12,654        -         -         -          -         -         -          -         -   12,654
                      --------  -------  --------  --------    -------   -------   -------    -------    ------  -------
Net assets available
 for plan benefits    $886,507  $72,618  $303,152  $179,722    $46,141   $77,654   $95,903    $96,794    $1,869  $12,654
                      --------  -------  --------  --------    -------   -------   -------    -------    ------  -------
                      --------  -------  --------  --------    -------   -------   -------    -------    ------  -------

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY INVESTMENT OPTIONS AT DECEMBER 31, 1994
- -----------------------------------------------------------------------------


                                COMPANY                                           TWENTIETH     NEW
                        TOTAL   COMMON   FIDELITY  FIDELITY  BOND FUND   FIXED     CENTURY    ENGLAND    MONEY    LOAN
                        PLAN     STOCK   MAGELLAN  PURITAN   OF AMERICA   FUND      GROWTH   GUARANTEED  MARKET  ACCOUNT
                      --------  -------  --------  --------  ----------  -------  ---------  ----------  ------  -------
ASSETS
 Investments          $573,988  $     -  $191,516  $121,024    $29,287   $40,439   $89,146    $102,576   $    -   $    -
 Participant notes
  receivable             5,643                  -         -          -         -         -           -        -    5,643
                      --------  -------  --------  --------    -------   -------   -------    --------   ------   ------
Net assets available
 for plan benefits    $579,631  $     -  $191,516  $121,024    $29,287   $40,439   $89.146    $102,576   $    -   $5,643
                      --------  -------  --------  --------    -------   -------   -------    --------   ------   ------
                      --------  -------  --------  --------    -------   -------   -------    --------   ------   ------

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY INVESTMENT OPTIONS FOR THE YEAR ENDED DECEMBER 31, 1995
- ------------------------------------------------------------------------------

                                        COMPANY                                           TWENTIETH     NEW
                               TOTAL    COMMON   FIDELITY  FIDELITY  BOND FUND   FIXED     CENTURY    ENGLAND    MONEY    LOAN
                                PLAN     STOCK   MAGELLAN  PURITAN   OF AMERICA   FUND      GROWTH   GUARANTEED  MARKET  ACCOUNT
                             ---------  -------  --------  --------  ----------  -------  ---------  ----------  ------  -------
Additions to net assets:
 Contributions by:
  Participants                $242,553  $      -  $ 98,908  $ 64,735    $13,818   $29,068  $ 36,024   $      -    $    -  $      -
  STB Systems, Inc.             35,677         -    13,638     9,678      2,609     4,536     5,216          -         -         -
  Unrealized gains (losses)     82,234   (20,826)   60,975    23,632      5,327         -    12,537          -         -       589
  Interest income                8,008         -         -         -          -     3,420         -      4,571        17         -
  Loan repayments                    -         -     1,795     1,287        193       215     1,028          -         -    (4,518)
  Other                          1,948         -        17      (309)       (59)       (6)      453          -     1,852         -
  Transfers between funds            -    93,444   (43,682)  (25,804)    (3,433)    1,739   (22,264)         -         -
                              --------  --------  --------  --------    -------   -------  --------   --------    ------  --------
                               370,420    72,618   131,651    73,219     18,455    38,972    32,994      4,571     1,869    (3,929)
                              --------  --------  --------  --------    -------   -------  --------   --------    ------  --------

Deductions from net assets:
 Distributions paid to
  participants                  63,544         -    15,848    10,448      1,601       132    25,268      9,368         -       879
 Loans to participants               -         -     4,167     4,073          -     1,625       969        985         -   (11,819)
                              --------  --------  --------  --------    -------   -------  --------   --------    ------  --------
                                63,544         -    20,015    14,521      1,601     1,757    26,237     10,353         -   (10,940)
                              --------  --------  --------  --------    -------   -------  --------   --------    ------  --------
Net increases in net assets
 available for plan benefits   306,876    72,618   111,636    58,698     16,854    37,215     6,757     (5,782)    1,869     7,011
Net assets available for
 plan benefits:
 Beginning of year             579,631         -   191,516   121,024     29,287    40,439    89,146    102,576         -     5,643
                              --------  --------  --------  --------    -------   -------  --------   --------    ------  --------
 End of year                  $886,507  $ 72,618 $ 303,152  $179,722    $46,141   $77,654  $ 95,903   $ 96,794    $1,869  $ 12,654
                              --------  --------  --------  --------    -------   -------  --------   --------    ------  --------
                              --------  --------  --------  --------    -------   -------  --------   --------    ------  --------

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the STB Systems, Inc. 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the STB Systems, Inc. 401(k) Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICE WATERHOUSE LLP

Dallas, Texas
April 30, 1996

STB SYSTEMS, INC. 401(k) SAVINGS PLAN                               SCHEDULE I

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1995
- ------------------------------------------------------------------------------



Identity of issue, borrower,      Description of investment including maturity date,
lessor or similar party           rate of interest, collateral, par, or maturity value
- --------------------------------  ----------------------------------------------------
                                                                                                              Current
                                                                                            Cost               value
                                                                                         ----------          ---------
STB Systems, Inc.                  Common Stock                                          $   91,928          $  72,618
Fidelity Magellan                  Mutual Fund                                              303,152            303,152
Fidelity Puritan                   Mutual Fund                                              179,722            179,722
Bond Fund of America               Bond Fund                                                 46,141             46,141
Fixed Fund                         Nationwide Guaranty Fund
                                    (6.2% guaranteed interest rate for 1995)                 77,654             77,654
Twentieth Century Growth           Mutual Fund                                               95,903             95,903
New England Guaranteed             New England Guaranteed (5.85% guaranteed
                                    interest rate for 1995)                                  96,794             96,794
Money Market                       Money Market                                               1,869              1,869

Participant Loans                  General purpose loans, maturing from 2/96 to
                                    8/00 bearing interest at 7.0% to 9.75%                   12,654             12,654
                                                                                         ----------          ---------
                                                                                         $  905,817          $ 886,507
                                                                                         ----------          ---------
                                                                                         ----------          ---------

                                                                  SCHEDULE II

STB SYSTEMS, INC. 401(k) SAVINGS PLAN

ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
- -----------------------------------------------------------------------------

                                                                                                      Current
                                                                                                       value
                    Description of asset                                     Expense                 of asset on
Identity of     (include interest rate and   Purchase    Selling   Lease   incurred with   Cost of   transaction     Net
party involved   maturity in case of loan)     price      price    rental   transaction     asset        date     gain (loss)
- --------------  --------------------------   --------    -------   ------  -------------   -------   -----------  ----------
                Series of Transactions:
Nationwide      Company Common Stock         $  99,480   $   -     $   -     $   -         $ 99,480    $ 99,480     $   -
Mutual          Fidelity Magellan              114,341       -         -         -          114,341     114,341         -
Insurance       Fidelity Magellan                  -      43,073       -         -           43,073      43,073         -
Company         Fidelity Puritan                75,700       -         -         -           75,700      75,700         -
                Fixed Fund                      33,819       -         -         -           33,819      33,819         -
                Twentieth Century Growth        42,268       -         -         -           42,268      42,268         -


This supplemental schedule lists series of transactions in excess of 5% of the fair market values of the respective fund assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                    EXHIBITS

     23.1 Consent of Price Waterhouse LLP, Independent Accountants.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the STB Systems 401(k) Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

                            STB SYSTEMS, INC. 401(k) SAVINGS PLAN

                            By:  Southwest Guaranty Trust Company, Plan Trustee


Dated:  June 27, 1996            By: /s/ CAROL J. PRESTON
                                    -------------------------------------------
                                 Printed Name: Carol J. Preston
                                              ---------------------------------
                                 Title: Senior Vice President and Trust Officer
                                       ----------------------------------------

                                INDEX TO EXHIBITS


Exhibit Number
- --------------
      23.1      Consent of Price Waterhouse LLP,
                 Independent Accountants